TOMOTSUNE & KIMURA
SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN
TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34783
September 1, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

<u>T&D Holdings, Inc. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

> Press release dated August 31, 2004 and entitled "T&D Holdings Announces Offer Price Determined".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

dw 9/8

T&D

T&D Life Group

August 31, 2004

T&D Holdings, Inc.
Representative: Naoteru Miyato, President
Security Code: 8795

T&D Holdings Announces Offer Price Determined

T&D Holdings, Inc. (the "Company") has determined the offer price of the secondary offering of its shares resolved at a meeting of the Board of Directors held on August 12, 2004.

1. Secondary offering by way of underwriting by underwriters

(1) Offer price:
Japanese yen 4,830 per share

(2) Aggregate offer price:
Japanese yen 86,940,000,000

(3) Underwriting price:
Japanese yen 4,630.80 per share

(4) Aggregate underwriting price:
Japanese yen 83,354,400,000

(5) Subscription period:
From September 1, 2004 to September 3, 2004

(6) Delivery date:
September 9, 2004

Note: The underwriters shall underwrite all the shares to be offered at the underwriting price and offer them at the offer price.

2. Secondary offering by way of over-allotment

(1) Number of shares to be offered and sold:
2,625,000 Shares

(2) Offer price:
Japanese yen 4,830 per share

(3) Aggregate offer price:
Japanese yen 12,678,750,000

(4) Subscription period:
From September 1, 2004 to September 3, 2004

(5) Delivery date:
September 9, 2004

(Supplemental Information)

1. Calculation of offer price

(1) Calculation date and closing price:
Closing price at the Tokyo Stock Exchange on August 31, 2004: Japanese yen 4,980

(2) Applied discount rate: 3.01 %

2. Secondary offering by way of over-allotment

The secondary offering by way of over-allotment will be made by Nomura Securities Co., Ltd. along with, and taking into account market demand for, the offering by way of underwriting by underwriters as set out in "1. Secondary offering by way of underwriting by underwriters" above, by utilizing 2,625,000 Shares to be borrowed by Nomura Securities Co., Ltd. from certain shareholder(s) of the Company. In connection with this offering, Nomura Securities Co., Ltd. will be given the right to purchase up to 2,625,000 additional Shares from certain shareholder(s) of the Company (the "Greenshoe Option"). The exercise period of the Greenshoe Option is from Thursday, September 9, 2004 to Monday, September 27, 2004.

Nomura Securities Co., Ltd. may purchase Shares ("Syndicate Cover Transaction") on the Tokyo Stock Exchange, Inc., up to 2,625,000 Shares offered in the offering by way of over-allotment. Such purchase would be made between Saturday, September 4, 2004 and Tuesday, September 21, 2004 (the "Syndicate Cover Transaction Period"). Shares purchased through the Syndicate Cover Transaction will be used to return borrowed Shares.

During the Syndicate Cover Transaction Period, by judgment of Nomura Securities Co., Ltd., there may be no Syndicate Cover Transaction at all, or the transaction may be terminated before the maximum number of Shares to be purchased.

Nomura Securities Co., Ltd. may also conduct stabilizing transactions with regard to Shares during the subscription period for the secondary offering by way of underwriting by underwriters and the secondary offering by way of over-allotment. Shares purchased through such stabilizing transactions may be used to return borrowed Shares.

As mentioned above, residual borrowed Shares after the Syndicate Cover Transaction and stabilizing transactions may be returned to the shareholder(s) when Nomura Securities Co., Ltd. exercises the Greenshoe Option.

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on August 31, 2004 by T&D Holdings, Inc. The purpose of this press release is to make a general public announcement of the secondary offering of the Shares. It has not been prepared for the purpose of soliciting investments in the Shares.

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727